505 Huntmar Park Drive | Suite 300

Herndon, VA 20170

571-323-3939 | www.BECN.com

June 21, 2019

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

100 F St. NW

Washington, DC 20549

Attn:	Dale Welcome

Jeanne Baker

Re:	BEACON ROOFING SUPPLY INC.

Form 10-K for the fiscal year ended September 30, 2018

Filed November 20, 2018

File No. 000-50924

Dear Mr. Welcome and Ms. Baker:

Further to James Mandich’s telephone conversation with Mr. Welcome on June 14, 2019, Beacon Roofing Supply, Inc. (the “Company”) respectfully submits an updated Exhibit A to supplement its initial response to comment No. 1 in the Staff’s April 25, 2019 letter regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018.

As the Staff has requested, we are providing the Adjusted Net Income (Loss)/Adjusted EPS reconciliation table for the periods presented in our 2018 Form 10-K. As the Staff further requested, we have removed the word “non-recurring” as the predicate to “acquisition costs” in the reconciliation table.

We understand that the Staff does not require anything further from Beacon at this time with regard to the April 25th comment letter. Please contact me or Mr. Mandich if you have further questions or require further information from Beacon.

Sincerely,
/s/ JOSEPH M. NOWICKI
Joseph M. Nowicki
Executive Vice President & Chief Financial Officer

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EXHIBIT A

Sample Revised Adjusted Net Income (Loss)/Adjusted EPS Disclosure:

Adjusted Net Income (Loss)/Adjusted EPS

The following table presents a reconciliation of net income, the most directly comparable financial measure as measured in accordance with GAAP, to Adjusted Net Income (Loss)/Adjusted EPS for each of the periods indicated (in thousands, except per share amounts):

___________________________________________________

[1]	The weighted-average share count utilized in the calculation of Adjusted EPS for the years ended September 30, 2018, 2017, and 2016, were 69,191,039, 61,344,263, and 60,418,067, respectively.
[2]

Selling, general, and administrative costs related to acquisitions include items such as professional fees, branch rationalization/integration expenses, travel expenses, employee severance and retention costs, and other personnel expenses.

[3]	Impact of Tax Cuts and Jobs Act of 2017.

[4]

The effective tax rate applied to these adjustments is calculated by using forecasted adjusted pre-tax income while factoring in estimated discrete tax adjustments for the fiscal year. The tax impact of total adjustments for the years ended September 30, 2018, 2017, and 2016 were calculated using an effective tax rate of 28.9%, 38.6%, and 37.9%, respectively.

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